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Exhibit

Exhibit Description

99.1 Announcement on 2024/10/30: Announcement of board meeting approved the consolidated financial statements for the third quarter of 2024

99.2 Announcement on 2024/10/30: Announcement of the Company's Board Meeting Date of Q3, 2024 Consolidated Financial Report

99.3 Announcement on 2024/10/30: UMC announced its operating results for the third quarter of 2024

Exhibit 99.1

Announcement of board meeting approved the consolidated financial statements for the third quarter of 2024

1. Date of submission to the board of directors or approval by the board of directors: 2024/10/30

2. Date of approval by the audit committee: 2024/10/30

3. Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2024/01/01~2024/09/30

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 171,916,474

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 57,311,499

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 39,655,566

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 45,705,399

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 38,646,567

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 38,714,347

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 3.12

11. Total assets end of the period (thousand NTD): 574,292,437

12. Total liabilities end of the period (thousand NTD): 205,801,571

13. Equity attributable to owners of parent end of the period (thousand NTD): 368,203,702

14. Any other matters that need to be specified: NA

Exhibit 99.2

The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

1. Date of the board of directors’ resolution: 2024/10/30

2. Reason for capital reduction: The Restricted shares to employees will be returned to the Company and cancelled due to non-fulfillment of the vesting conditions.

3. Amount of capital reduction: NT$7,059,800

4. Cancelled shares: 705,980 shares

5. Capital reduction percentage: 0.0056%

6. Share capital after capital reduction: NT$125,277,604,040

7. Scheduled date of the shareholders’ meeting: N/A

8. Estimated no. of listed common shares after issuance of new shares upon capital reduction: N/A

9. Estimated ratio of listed common shares after issuance of new shares upon capital reduction to outstanding common shares: N/A

10. Please explain any countermeasures for lower circulation in shareholding if the aforesaid estimated no. of listed common shares upon capital reduction does not reach 60 million and the percentage does not reach 25%: N/A

11. The record date for capital reduction: 2024/10/30

12. Any other matters that need to be specified: None

Exhibit 99.3

UMC announced its operating results for the third quarter of 2024

1. Date of occurrence of the event: 2024/10/30

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Third Quarter 2024 Results

22/28nm shipments reached record high as Q3 net income increased 5% sequentially

Third Quarter 2024 Overview:

‧Revenue: NT$60.49 billion (US$1.91 billion)

‧Gross margin: 33.8%; Operating margin: 23.3%

‧Revenue from 22/28nm: 35%

‧Capacity utilization rate: 71%

‧Net income attributable to shareholders of the parent: NT$14.47 billion (US$457 million)

‧Earnings per share: NT$1.16; earnings per ADS: US$0.183

Taipei, Taiwan, ROC – October 30, 2024 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the third quarter of 2024.

Third quarter consolidated revenue was NT$60.49 billion, increasing 6.5% from NT$56.80 billion in 2Q24. Compared to a year ago, 3Q24 revenue increased 6.0%. Consolidated gross margin for 3Q24 was 33.8%. Net income attributable to the shareholders of the parent was NT$14.47 billion, with earnings per ordinary share of NT$1.16.

Jason Wang, co-president of UMC, said, “In the third quarter, we delivered results that were in line with guidance. In particular, wafer shipments grew more than expected, increasing 7.8% sequentially due to strong demand for 22/28nm products. Our strategy is to develop specialty technology solutions that deliver best-in-class performance, and I am pleased to report that revenue in absolute dollar derived from our specialty portfolio hit a record high in the third quarter, accounting for 53.1% of total sales. In our industry, technology is fundamental. We continue to invest significantly in technology development every year to ensure we are ready to support customers’ next-generation product features with more advanced solutions. For instance, our 22nm display driver solution was the first to be made available to the market and offers unparalleled performance, and we foresee strong tape-out momentum in the upcoming months.”

Co-president Wang commented, “With regards to Q4 outlook, we are seeing demand stabilizing across end markets and a clear downward trend in inventory levels. Looking ahead, we have a number of exciting technology and collaboration projects in the pipeline as we continue to align closely with our customers’ product roadmaps. In addition, as we hear consistently from customers, UMC’s diversified manufacturing footprint is also very important in supporting their long-term strategies. Our new fab expansion in Singapore is nearing completion while our collaboration with Intel remains on track. These projects will further enhance our value proposition to customers and strengthen our position in the foundry industry.”

Co-president Wang added, “We released our 2023 Sustainability Report during the third quarter, which is available on our website for all stakeholders to read. I would like to highlight the progress we have made towards our energy transition goals, with renewable energy use doubling in 2023 from the previous year to account for 11.1% of UMC’s total energy consumption. With a

181-megawatt peak renewable energy purchase agreement coming into effect this year, we are on track to achieving our progressive targets of 25% renewable energy by 2025 and 50% by 2030.”

Fourth Quarter 2024 Outlook & Guidance

‧Wafer Shipments: Will remain flat

‧ASP in USD: Will remain flat

NTD appreciation will lead to a decline in our reported Q4 NTD revenue

‧Gross Profit Margin: Will be close to 30%

‧Capacity Utilization: high-60% range

‧2024 CAPEX: US$3.0 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): N/A